FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of January, 2011

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Announces New Cooperation Agreement with comselect GmbH

PRESS RELEASE

Magic Software Announces New Cooperation Agreement with comselect GmbH

New partner win demonstrates strength and momentum in the salesforce.com ecosystem

Or-Yehuda, Israel, January 18, 2011 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise application platform and business integration solutions, has announced a cooperation agreement with comselect GmbH, a salesforce.com partner based in Lampertheim, Germany.

comselect is a leading full-service provider of customer management systems, with outstanding expertise in strategic consulting, marketing, sales optimization, customer acquisition and retention, and customer relationship management (CRM). These services are based on the salesforce.com CRM platform. comselect will now use Magic Software’s iBOLT for salesforce.com to integrate salesforce.com into its customers’ IT landscape.

”With iBOLT for salesforce.com, we can offer our customers real added value. With the easy integration or extension of functionalities, without the need to code, the value of the SaaS solution rises significantly”, said Thorsten Heinrich, Managing Partner of comselect GmbH.

Stephan Romeder, Managing Director of Magic Software Germany, added, “We are glad to have won comselect as a new partner. With the iBOLT platform, we have an outstanding tool for delivering rapid, certified code-free application and data integration. Our partners implement and maximize our solutions’ potential for their customers’ benefit, and at the same time they are able to differentiate themselves from their competitors. This win of another leading salesforce.com partner shows our strength and momentum in the salesforce.com market.”

The iBOLT business integration suite is available in special editions that are designed to facilitate rapid, code-free and visually intuitive integration of well-known business applications. These include salesforce.com, SAP Business One, SAP ERP, Oracle JD Edwards, IBM i applications and databases (AS/400), Lotus Notes applications, forms and databases, healthcare systems using HL7, Microsoft Dynamics CRM, Microsoft SharePoint, EDI systems, and many more.

About comselect GmbH

comselect GmbH is a leading full-service provider of comprehensive prospect and customer management systems. comselect supports B2B marketing and the sales of products and services.

As a certified salesforce.com partner, comselect builds, implements and supports customized salesforce.com platforms that are uniquely tailored to each individual customer’s requirements.

About Magic Software

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform and business integration solutions. For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. SAP, SAP NetWeaver and all SAP logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries. Microsoft SharePoint® and Microsoft Dynamics CRM are registered trademarks of Microsoft Corporation. Oracle, JD Edwards, JD Edwards World and JD Edwards EnterpriseOne are trademarks or registered trademarks of Oracle and/or its affiliates. All other trademarks are the trademarks of their respective owners.

Magic Software Press Contact:

Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2011	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Announces New Cooperation Agreement with comselect GmbH

Exhibit 10.1